Exhibit 99.1

Join Enlivex Therapeutics’ Chief Executive Officer for a Live Investor Webinar and Q&A Session on June 25

Ness-Ziona, Israel, June 20, 2024 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company” or “Enlivex”), a clinical-stage macrophage reprogramming immunotherapy company, is pleased to invite investors to a webinar on June 25, 2024, at 4:15 p.m. ET.

The event, hosted by RedChip Companies, will feature Enlivex’s Chief Executive Officer, Dr. Oren Hershkovitz, who will share insight into the Company’s leading product candidate, Allocetra™.

Enlivex’s Chief Executive Officer will discuss the recently announced promising positive interim data from a Phase I/II trial in end-stage knee osteoarthritis, which showed a significant reduction in pain and a favorable safety profile in patients with severe knee osteoarthritis who were indicated for knee-replacement surgery. Additional Company updates will be discussed during the webinar, including the Company’s progress in its various clinical programs, expected milestones for such clinical programs, and the Company’s financial status following the recently closed registered direct offering with a single institutional investor.

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening and life-debilitating clinical indications that are defined as “unmet medical needs”.

To register for the free webinar, please visit: https://redchip.zoom.us/webinar/register/WN_lwhHqyYNTJG7uIYzNc0tHA#/registration

A live Q&A session will follow the presentation. Questions can be pre-submitted to ENLV@redchip.com or online during the live event.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening and life-debilitating conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRA TM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRA TM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

Contact:

Dave Gentry, CEO
RedChip Companies, Inc.
1-407-644-4256
ENLV@redchip.com